Exhibit 99.4

Deutsche Bank Trust Company Americas Global Transaction Banking

June 6, 2017

DEPOSITARY RECEIPTS

Depositary’s Notice of Extraordinary General Meeting of Shareholders of Autohome Inc. (the “Company”):

Issuer:	Autohome Inc. / CUSIP 05278C107
Country:	Incorporated in the Cayman Islands
Meeting Details:	Extraordinary General Meeting of Shareholders of Autohome Inc. on June 27, 2017 at 10:00am (local time) at 10th Floor Tower B, CEC Plaza, 3 Dan Ling Street, Haidian District, Beijing, the People’s Republic of China
Meeting Agenda:	The Company’s Notice of Meeting including the Agenda is available at http://ir.autohome.com.cn
Voting Deadline:	On or before June 21, 2017 at 10:00 a.m. (New York City Time)
ADR Record Date:	June 1, 2017
Ordinary Shares: ADS ratio	1 Class A Ordinary Share: 1 ADS

Holders of American Depositary Receipts (ADRs) representing ordinary shares (the “Deposited Securities”) of Autohome Inc. (the “Company”) are hereby notified of the Company’s Extraordinary General Meeting of shareholders. A copy of the Notice of Meeting from the company, which includes the agenda is available at. http://ir.autohome.com.cn.

Shareholders and ADS holders may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from the Company’s website at http://ir.autohome.com.cn, or by writing to Vivian Xu, Investor Relations, Autohome Inc., 10th Floor Tower B, CEC Plaza, 3 Dan Ling Street, Haidian District, Beijing, The People’s Republic of China or by email to ir@autohome.com.cn. Holders of record of ADRs as of the close of business on the ADR Record Date set forth above will be entitled, subject to any applicable laws, the Memorandum and Articles of Association of the Company and the provisions of or governing the Deposited Securities, to instruct Deutsche Bank Trust Company Americas, as Depositary (“the Depositary”), as to the exercise of voting rights pertaining to the Deposited Shares represented by their respective ADRs. In order for a voting instruction to be valid, Holders should complete, sign and return the enclosed voting instruction form on or before the Voting Deadline set forth above. Beneficial owners of ADRs who hold their ADRs through and received materials from a bank or broker nominee should complete their respective voting instruction in accordance with the instructions received from that bank or broker nominee.

Holders are advised that in the event that (i) the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADRs or (ii) no timely instructions are received by the Depositary from a Holder with respect to any of the Deposited Securities represented by the ADSs held by such Holder on the ADS Record Date, pursuant to the terms of the ADRs, the Depositary shall (unless otherwise specified in the notice distributed to Holders) deem such Holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company with respect to such Deposited Securities and the Depositary shall give a discretionary proxy to a person designated by the Company to vote such Deposited Securities, provided, however, that no such instruction shall be deemed to have been given and no such discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary (and the Company agrees to provide such information as promptly as practicable in writing, if applicable) that (x) the Company does not wish to give such proxy, (y) the Company is aware or should reasonably be aware that substantial opposition exists from Holders against the outcome for which the person designated by the Company would otherwise vote or (z) the outcome for which the person designated by the Company would otherwise vote would materially and adversely affect the rights of holders of Shares, provided, further, that the Company will have no liability to any Holder or Beneficial Owner resulting from such notification.

Additionally, Holders are advised that in the event that voting on any resolution or matter is conducted on a show of hands basis in accordance with the Memorandum and Articles of Association, the Depositary will refrain from voting and the voting instructions (or the deemed voting instructions, as set out above) received by the Depositary from Holders shall lapse. The Depositary will have no obligation to demand voting on a poll basis with respect to any resolution and shall have no liability to any Holder or Beneficial Owner for not having demanded voting on a poll basis.

Subject to applicable law, regulation and the Memorandum and Articles of Association, the Depositary shall also, if requested in writing by the Company, represent all Deposited Securities (whether or not voting instructions have been received in respect of such Deposited Securities from Holders as of the ADS Record Date) for the purpose of establishing quorum at a meeting of shareholders.

For more information, contact:

Deutsche Bank - Depositary Receipts

212 250 9100 (Tel)